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SEC Mail Processing Section

FEB 25 2009

Washington, DC
110

S. 09057904 IMISSION

PD 3/5

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P.R. Gilboy & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1936 Weddington Road
(No. and Street)

Matthews	NC	28104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra A. Gilboy 704-844-8665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd., Suite 516	Charlotte	NC	28211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Debra A Gilboy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P.R. Gilboy & Associates, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

My Commission Expires September 29, 2011

Treasure
Title

Navinchandra Amin
Notary Public

NAVINCHANDRA AMIN
NOTARY PUBLIC
Mecklenburg County, North Carolina

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P. R. GILBOY & ASSOCIATES, INC.

Financial Report

For the Year Ended December 31, 2008

TABLE OF CONTENTS

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
P. R. Gilboy & Associates, Inc.
Weddington, North Carolina

We have audited the accompanying statement of financial condition of P. R. Gilboy & Associates, Inc. (the "Company"), as of December 31, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P. R. Gilboy & Associates, Inc., as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules, on pages 14 to 16, inclusive, is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Charlotte, North Carolina
February 12, 2009

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS		
Cash		$ 183,024
Cash held by clearing agent		100,030
Receivables from clearing agent		78,994
Investments in securities:		
Marketable, at market value		1,387,044
Bond trading account		4,599,048
Property and equipment, net		100,210
Security deposit		1,673
		$ 6,450,023
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable		$ 33,899
Bond trading liability		4,376,600
	TOTAL LIABILITIES	4,410,499
STOCKHOLDERS' EQUITY		
Common stock, $1 par value		
Authorized - 100,000 shares		
Issued and outstanding - 1,000 shares		1,000
Additional paid-in capital		1,383,993
Retained earnings		654,531
		2,039,524
		$ 6,450,023

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

INCOME		
Trading profits		$ 3,281,331
Unrealized gains on bond trading account		222,526
Interest and dividends, net		213,432
Other		3,000
	TOTAL INCOME	3,720,289
EXPENSES		
Employee compensation and benefits		1,882,734
Communications and data processing		109,660
Occupancy		27,141
Travel, entertainment and meals		19,756
Trading expenses		473,706
Unrealized losses on investment in securities		432,034
Other operating expenses		114,388
	TOTAL EXPENSES	3,059,419
	NET INCOME	$ 660,870

See accompanying notes.

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2007	$ 1,000	$ 796,212	$ 613,661	$ 1,410,873
Stockholders' contributions	-	587,781	-	587,781
Stockholders' distributions	-	-	(620,000)	(620,000)
Net income	-	-	660,870	660,870
Balances, December 31, 2008	$ 1,000	$ 1,383,993	$ 654,531	$ 2,039,524

P. R. GILBOY & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income		$ 660,870
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on sale of vehicle		(3,000)
Depreciation		22,483
Unrealized gains on bond trading account		(222,526)
Unrealized losses on investment in securities		432,034
Changes in operating assets and liabilities:		
Increase in receivables from clearing agent		(61,304)
Decrease in cash held by clearing agent		302
Increase in accounts payable		57
	NET CASH PROVIDED BY OPERATING ACTIVITIES	828,916
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of vehicle		3,000
Property and equipment purchases		(72,990)
	NET CASH USED BY INVESTING ACTIVITIES	(69,990)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholders' distributions		(620,000)
	NET INCREASE IN CASH	138,926
CASH, BEGINNING		44,098
	CASH, ENDING	$ 183,024

SUPPLEMENTAL NONCASH FINANCING ACTIVITY	
Stockholders' contributions of investments in marketable securities	$ 587,781

See accompanying notes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

P. R. Gilboy & Associates, Inc. (the "Company") operates in Weddington, North Carolina buying and selling fixed-income securities to dealers and institutional investors. The Company is incorporated under the laws of the state of North Carolina and is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Receivables from Clearing Agent

Receivables from clearing agent represent the amount due from the Company's clearinghouse, Southwest Securities. The receivables from clearing agent balance is associated with trading profits recognized by the Company for trading activity that occurred at the end of the year. No allowance for doubtful accounts has been recorded at December 31, 2008, as management considers all amounts fully collectible.

Investments in Securities

The Company has investments in marketable equity securities. The marketable equity securities are stated at market value and unrealized holding gains and losses are reported in income. Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses are included in income on a trade-date basis and are determined on the basis of specific securities sold.

The investments in the marketable equity securities of two companies comprised 83% (43% and 40% each) of the total investment in securities.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets which range from five to ten years. Expenditures which significantly extend useful lives are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of property and equipment are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Income Taxes

The Company has elected to be treated as an S corporation as defined in the Internal Revenue Code. As an S corporation, the Company pays no federal or state income taxes as such taxes become the obligation of the stockholders. Accordingly, the accompanying financial statements do not provide for federal or state income taxes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, ("FASB"), issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The Company adopted the required provisions of SFAS 157 as of January 1, 2008. The required provisions did not have a material impact on the financial statements although new disclosures are required and are presented in Note H.

NOTE B – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the Company's ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2008, the Company had an excess of net capital of $1,284,583. The Company's ratio of aggregate indebtedness to net capital was 2.45:1.

NOTE C – BOND TRADING ACCOUNT

The Company has a clearing agreement with Southwest Securities to clear all trade transactions. The Company is required to maintain a cash balance of $100,000 on deposit with Southwest Securities in accordance with the terms of the clearing agreement.

Bonds are purchased and sold through two trading accounts with Southwest Securities. The bonds are carried at quoted market values and are purchased through a margin account with Southwest Securities. Bond securities transactions and any related gains or losses are recognized on the trade date. Cost is determined by the specific identification method for the purpose of computing realized gains or losses on bonds. Unrealized and realized holding gains and losses on bonds are reported in income.

NOTE C – BOND TRADING ACCOUNT (Continued)

The corresponding bond trading liability is recorded at the original cost amount of the bonds purchased. The bond trading liability is collateralized by the majority of the assets of the Company. Borrowings under the margin account accrue interest at a base variable rate determined as described in the Southwest Securities clearing agreement, which was 4.72% as of December 31, 2008. Interest expense on the margin account for the year ended December 31, 2008 was $174,069 and is included in the interest and dividends line item, on a net basis, in the Statement of Operations.

NOTE D – PROPERTY AND EQUIPMENT

At December 31, 2008 property and equipment consist of the following:

Office equipment	$	43,591
Vehicles		119,729
		163,320
Less accumulated depreciation		63,110
	$	100,210

Depreciation expense totaled $22,483 for the year ended December 31, 2008.

NOTE E – COMMITTMENTS

Operating Leases

The Company occupies office space pursuant to a five-year operating lease agreement that ends in February 2010. Future minimum rental payments due under this lease at December 31, 2008 are as follows:

Year Ending December 31,		
2009	$	25,428
2010		4,238
	$	29,666

Rental expense for the year ended December 31, 2008 was $24,617.

NOTE E – COMMITMENTS (Continued)

Other Commitments

The Company utilizes trading communication services pursuant to agreements for each dealer. Each agreement is for a twenty-four month period. Approximations for future minimum trading communication service payments due under these agreements at December 31, 2008 are as follows:

Year Ending December 31,	
2009	$ 96,000
2010	99,000
	$ 195,000

Trading communication service expense for the year ended December 31, 2008 was $93,209.

NOTE F – RETIREMENT PLAN

The Company offers employees with three months of service the opportunity to participate in a 401(k)/profit sharing plan. The Company pays for all administration costs of the plan. The Company made contributions to the plan totaling $45,196 during the year ended December 31, 2008.

After a full year of employment, employees are also eligible for employer contributions to the Company's SEP retirement plan. The Company made no contributions to the plan during the year ended December 31, 2008.

NOTE G – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in trading activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, the Company maintains its cash on deposit in financial institutions located in the United States of America and with Southwest Securities. The balances at the financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. The balances at Southwest Securities are insured by the Securities Investor Protection Corporation ("SIPC") up to $100,000 per customer. From time to time, the Company maintains amounts on deposit in excess of the FDIC and SIPC insured limits. As of December 31, 2008, the Company held $131,620 on deposit with one financial institution and $129,753 on deposit with Southwest Securities.

NOTE H – FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 157 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS 157 requires fair value measurement to be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company has investments in marketable securities and also a portfolio of fixed-income securities in its bond trading account which are measured at fair value on a recurring basis. The fair value of the investment in marketable securities and bond trading account was $1,387,044 and $4,599,048, respectively, at December 31, 2008. The investments in marketable securities fall into the Level 1 category under the guidance of SFAS 157. The investments in fixed-income securities fall into the Level 2 category under the guidance of SFAS 157. The Company recorded unrealized losses totaling $432,034 on its investments in marketable securities and unrealized gains totaling $222,526 on its holdings of fixed-income securities, which have been reported in the Statement of Operations for the year ended December 31, 2008.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Marketable Securities

Fair values for marketable securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of identical instruments.

Fixed-Income Securities

The fair value of investments in fixed-income securities is based on market inputs such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, and benchmark securities.

NOTE H – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following table presents the financial assets measured at fair value on a recurring basis as of December 31, 2008.

Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Marketable securities	$ 1,387,044	$ 1,387,044	$ -
Fixed-income securities	4,599,048	-	4,599,048

SUPPLEMENTAL SCHEDULES

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors
P. R. Gilboy & Associates, Inc.
Weddington, North Carolina

In planning and performing our audit of the financial statements and supplemental schedules of P. R. Gilboy & Associates, Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Charlotte, North Carolina
February 12, 2009

P. R. GILBOY & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Total stockholders' equity	$ 2,039,524
Deductions and/or changes	
Nonallowable assets:	
Property and equipment, net	100,210
Security deposit	1,673
	101,883
Net capital before haircuts on securities positions	1,937,641
Haircuts on securities:	
Trading and investment securities	438,056
Undue concentration	115,002
	553,058
Net Capital	$ 1,384,583
Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 33,899
Minimum net capital requirement	$ 100,000
Excess net capital at 1500%	$ 1,284,583
Excess net capital at 1000%	$ 1,381,193
Ratio of aggregate indebtedness to net capital	2.45%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008):	
Net capital as reported in Part II of FOCUS report	$ 1,384,583
Audit adjustments	-
Net capital per above	$ 1,384,583

P. R. Gilboy & Associates, Inc. did not carry any balances for customers as of December 31, 2008 or at any time during the year from January 1, 2008 through December 31, 2008 and is therefore exempt from this computation requirement.

P. R. Gilboy & Associates, Inc. did not hold any fully paid or excess margin securities for customers as of December 31, 2008 or at any time during the year from January 1, 2008 through December 31, 2008 and this requirement for information is therefore not applicable.

END